     As filed with the Securities and Exchange Commission on August 2, 2005
                                                     Registration No. 333-_____
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   CD&L, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                    22-3350958
  (State or other jurisdiction                (IRS Employer Identification No.)
of incorporation or organization)


                                80 Wesley Street
                       South Hackensack, New Jersey 07606
                                 (201) 487-7740
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Russell J. Reardon
                   Vice President and Chief Financial Officer
                                   CD&L, Inc.
                                80 Wesley Street
                       South Hackensack, New Jersey 07606
                                 (201) 487-7740
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                                 Alan Wovsaniker
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (973) 597-2500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

=================================== ====================== ==================== ==================== ======================
                                            Amount           Proposed Maximum          Proposed
       Title of Each Class of                to be          Aggregate Offering    Maximum Aggregate         Amount of
     Securities to be Registered          Registered        Price Per Security      Offering Price       Registration Fee
----------------------------------- ---------------------- -------------------- -------------------- ----------------------
Common Stock ($.001 par value)        15,527,579 shares(1)      $1.75 (2)          $27,173,263            $3,198.29
=================================== ====================== ==================== ==================== ======================

(1) Together with an indeterminable number of additional shares which may be necessary to adjust the number of shares as a result of a stock split, stock dividend or similar adjustment of the outstanding common stock of CD&L, Inc.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices on July 29, 2005, as reported by the American Stock Exchange.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED AUGUST 2, 2005

                        15,527,579 Shares of Common Stock

                                   CD&L, INC.

         This prospectus covers 15,527,579 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

         Shares of our common stock are traded on the American Stock Exchange under the symbol CDV. On July 29, 2005, the closing sales price for our common stock was $1.75 per share.

         The selling stockholders may sell their shares from time to time on the American Stock Exchange or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay substantially all of the expenses of registration of the shares covered by this prospectus.

         INVESTING IN OUR COMMON STOCK INVOLVES RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 2 OF THIS PROSPECTUS BEFORE PURCHASING SHARES OF OUR COMMON STOCK.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.










                 The date of this prospectus is August 2, 2005.

         YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS AND THE ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION." WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THEIR OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS AND THE ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION" WERE ACCURATE ON THE DATE ON THE FRONT COVER OF THE PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                          ----------------------------

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

SUMMARY.......................................................................1
ABOUT US......................................................................1
RISK FACTORS..................................................................2
FORWARD-LOOKING STATEMENTS....................................................5
ABOUT THE OFFERING............................................................6
SELLING STOCKHOLDERS..........................................................6
USE OF PROCEEDS..............................................................11
DESCRIPTION OF CAPITAL STOCK.................................................12
PLAN OF DISTRIBUTION.........................................................21
VALIDITY OF COMMON STOCK.....................................................23
EXPERTS......................................................................23
WHERE YOU CAN FIND MORE INFORMATION..........................................23
INCORPORATION OF DOCUMENTS BY REFERENCE......................................23

                                     SUMMARY

         The following summary highlights some information from this prospectus. It is not complete and does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus, including the "Risk Factors" section, the financial statements and related notes and the other more detailed information appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, "we," "us," "our" and similar terms refer to CD&L, Inc. and its subsidiaries and not to the selling stockholders.

ABOUT US

         We are a leading national full-service provider of customized, same-day, time-critical, delivery services to a wide range of commercial, industrial and retail customers. We provide our services throughout the United States.

         We offer the following delivery services:

         o rush delivery service, typically consisting of delivering time-sensitive packages, such as critical parts, emergency medical devices and legal and financial documents from point-to-point on an as-needed basis;

         o routed services, providing, on a recurring and often daily basis, deliveries from pharmaceutical suppliers to pharmacies, from manufacturers to retailers, and the inter-branch distribution of financial documents in a commingled system;

         o facilities management, including providing and supervising mailroom personnel, mail and package sorting, internal delivery and outside local messenger services; and

         o dedicated contract logistics, providing a comprehensive solution to major corporations that want the control, flexibility and image of an in-house fleet with the economic benefits of outsourcing.

         Our principal offices are located at 80 Wesley Street, South Hackensack, New Jersey 07606, and our telephone number is (201) 487-7740. We do not intend for information contained on our website, www.cdl.net, to constitute part of this prospectus. We were incorporated in the State of Delaware in June 1994.

                                  RISK FACTORS

         An investment in shares of our common stock involves a high degree of risk. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and evaluate the following risk factors.

                          RISKS RELATED TO OUR BUSINESS

WE MAY NOT BE ABLE TO FINANCE FUTURE NEEDS OR ADAPT OUR BUSINESS PLAN TO CHANGES BECAUSE OF RESTRICTIONS PLACED ON US BY OUR CREDIT FACILITY, OUR OTHER SENIOR DEBT AND THE INSTRUMENTS GOVERNING OUR OTHER DEBT.

           We had an accumulated deficit of $5,135,000 as of March 31, 2005. On numerous occasions, we have had to amend and obtain waivers of the terms of our credit facilities and senior debt as a result of covenant violations or projected covenant violations or for other reasons. On April 14, 2004, we restructured our senior debt. The restructuring included an agreement among us, our lenders, members of CD&L management and others which improved our short-term liquidity and reduced interest expense. The restructuring eased the financial covenants to which we are subject. However, if we were to fail to meet such covenants in the future, there can be no assurances that our lenders will agree to waive any future covenant violations, renegotiate and modify the terms of our loans, or further extend the maturity date, should it become necessary to do so. Further, there can be no assurances that we will be able to meet our revenue, cost and income projections, upon which the debt covenants are based.

PRICE COMPETITION COULD REDUCE THE DEMAND FOR OUR SERVICE.

         The market for our services has been extremely competitive and is expected to be so for the foreseeable future. Price competition is often intense, particularly in the market for basic delivery services where barriers to entry are low.

CLAIMS ABOVE OUR INSURANCE LIMITS, OR SIGNIFICANT INCREASES IN OUR INSURANCE PREMIUMS, MAY REDUCE OUR PROFITABILITY.

           As of March 31, 2005, we employed 107 full-time and 21 part-time employee drivers. From time to time some of these drivers are involved in automobile accidents. We currently carry liability insurance of $1,000,000 for each employee driver subject to applicable deductibles and carry umbrella coverage up to $5,000,000. However, claims against us may exceed the amounts of available insurance coverage. We also contract with approximately 2,847 independent contractor drivers. In accordance with our policy, all independent contractor drivers are required to maintain liability coverage as well as workers' compensation or occupational accident insurance. If we were to experience a material increase in the frequency or severity of accidents, liability claims or workers' compensation claims, or unfavorable resolutions of claims, our operating results could be materially affected. With regards to independent contractors, we carry umbrella coverage of $5,000,000 ($2,000,000 before March 1, 2004) in the aggregate.

AS A SAME-DAY DELIVERY COMPANY, OUR ABILITY TO SERVICE OUR CLIENTS EFFECTIVELY IS OFTEN DEPENDENT UPON FACTORS BEYOND OUR CONTROL.

         Our revenues and earnings are especially sensitive to events that are beyond our control that affect the same-day delivery services industry, including:

         o  extreme weather conditions;

         o  economic factors affecting our significant customers;

         o  mergers and consolidations of existing customers;

         o  ability to purchase insurance coverage at reasonable prices;

         o  U.S. business activity; and

         o  the levels of unemployment.

OUR REPUTATION WILL BE HARMED, AND WE COULD LOSE CUSTOMERS, IF THE INFORMATION AND TELECOMMUNICATIONS TECHNOLOGIES ON WHICH WE RELY FAIL TO ADEQUATELY PERFORM.

         Our business depends upon a number of different information and telecommunication technologies as well as the ability to develop and implement new technology enabling us to manage and process a high volume of transactions accurately and timely. Any impairment of our ability to process transactions in this way could result in the loss of customers and diminish our reputation.

GOVERNMENTAL REGULATION OF THE TRANSPORTATION INDUSTRY, PARTICULARLY WITH RESPECT TO OUR INDEPENDENT CONTRACTORS, MAY SUBSTANTIALLY INCREASE OUR OPERATING EXPENSES.

         From time to time, federal and state authorities have sought to assert that independent contractors in the transportation industry, including those utilized by us, are employees rather than independent contractors. We believe that the independent contractors that we utilize are not employees under existing interpretations of federal and state laws. However, federal and state authorities have and may continue to challenge this position. Further, laws and regulations, including tax laws, and the interpretations of those laws and regulations, may change. If, as a result of changes in laws, regulations, interpretations or enforcement by federal or state authorities, we become required to pay for and administer added benefits to independent contractors, our operating costs could substantially increase.

OUR SUCCESS IS DEPENDENT ON THE CONTINUED SERVICE OF OUR KEY MANAGEMENT
PERSONNEL.

         Our future success depends, in part, on the continued service of our key management personnel. If certain employees were unable or unwilling to continue in their present positions, our business, financial condition, operating results and future prospects could be materially adversely affected.

IF WE FAIL TO MAINTAIN OUR GOVERNMENTAL PERMITS AND LICENSES, WE MAY BE SUBJECT TO SUBSTANTIAL FINES AND POSSIBLE REVOCATION OF OUR AUTHORITY TO OPERATE OUR BUSINESS IN CERTAIN JURISDICTIONS.

         Our delivery operations are subject to various state, local and federal regulations that in many instances require permits and licenses. If we fail to maintain required permits or licenses, or to comply with applicable regulations, we could be subject to substantial fines or our authority to operate our business in certain jurisdictions could be revoked.

                           RISKS RELATED TO THE SHARES

STOCKHOLDERS WILL EXPERIENCE DILUTION WHEN WE ISSUE THE ADDITIONAL SHARES OF COMMON STOCK THAT WE ARE PERMITTED OR REQUIRED TO ISSUE UNDER CONVERTIBLE NOTES, OPTIONS AND WARRANTS.

         We are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock that is currently outstanding. If and when we issue these shares, the percentage of the common stock currently issued and outstanding will be diluted. The following is a summary of additional shares of common stock that we have reserved for issuance at March 31, 2005:

         o 506,250 shares are issuable upon the exercise of outstanding warrants at an exercise price of $.001 per share.

         o 4,000,000 shares are issuable upon the exercise of options or other benefits under our employee stock option plan, consisting of:

            - outstanding options to purchase 2,958,897 shares at a weighted average exercise price of $2.28 per share, of which options covering 2,022,234 shares were exercisable as of March 31, 2005; and

            - 1,041,103 shares available for future awards after March 31, 2005.

         o 200,000 shares are issuable upon the exercise of options or other benefits under our independent director stock option plan, consisting of:

            - outstanding options to purchase 200,000 shares at a weighted average exercise price of $1.64 per share, of which options covering 165,000 shares were exercisable as of March 31, 2005; and

            -  100,000 shares available for future awards after March 31, 2005,

         o 185,371 shares are issuable upon the exercise of outstanding convertible notes at a weighted average exercise price of $6.16 per share.

         o 3,937,008 shares are issuable upon the conversion of our Series A convertible notes, or "Series A notes," at an exercise price of $1.016 per share.

         o 1,968,504 shares are issuable upon the conversion of our Series B convertible notes, or "Series B notes," at an exercise price of $2.032 per share.

         o 3,937,010 shares are issuable upon the conversion of our Series A convertible redeemable preferred stock, or "Series A preferred stock," at an exercise price of $1.016 per share.

OUR CERTIFICATE OF INCORPORATION, BYLAWS, STOCKHOLDER RIGHTS PLAN, STOCKHOLDERS AGREEMENT AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER THAT CURRENT STOCKHOLDERS MAY CONSIDER FAVORABLE.

         Provisions of our certificate of incorporation, bylaws, stockholder protection rights plan, as well as Delaware law, may discourage, delay or prevent a merger or acquisition that you may consider favorable. These provisions of our certificate of incorporation and bylaws:

         o establish a classified board of directors in which only a portion of the total number of directors will be elected at each annual meeting;

         o  authorize the board of directors to issue preferred stock;

         o  prohibit cumulative voting in the election of directors;

         o  limit the persons who may call special meetings of stockholders;

         o  prohibit stockholder action by written consent; and

         o establish advance notice requirements for nominations for the election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

         We have adopted a stockholder protection rights plan in order to protect against offers to acquire us that our board of directors believes to be inadequate or otherwise not to be in our best interests. There are, however, possible disadvantages to having the plan in place, which might adversely impact us. The existence of the plan may limit our flexibility in dealing with potential acquirers in certain circumstances and may deter potential acquirers from approaching us.

         On April 14, 2004, an agreement was reached among, CD&L, the holders of CD&L's senior notes, which included BNP Paribas, Exeter Venture Lenders, L.P., and Exeter Capital Partners IV, L.P., and members of CD&L management and other individuals as to the financial restructuring of CD&L's senior notes. We refer to the original holders of the senior notes collectively as the "lenders" and the members of management and the other individual investors collectively as the "investors."

         As a result of this restructuring, our executive officers and directors as of March 31, 2005, own 40.1% of our common stock on a fully diluted basis (excluding out-of-the-money stock options) and Paribas and Exeter collectively own 40.7% of our common stock on a fully diluted basis (excluding out-of-the-money stock options). (Note: The sum of individual beneficial ownership percentages can exceed 100% due to the nature of the calculation which assumes total outstanding shares and the exercise of all convertible instruments for any individual stockholder without regard to exercise of similar instruments by any other stockholder.) Such concentration of ownership may also deter potential acquirers from approaching us.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the other documents incorporated into this prospectus by reference, including our annual report on Form 10-K for the year ended December 31, 2004, include statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions are generally intended to identify forward-looking statements. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risks described under "Risk Factors" in this prospectus, general economic and business conditions, the business opportunities, or lack thereof, that may be presented to and pursued by us, changes in law or regulations and other factors, many of which are beyond our control. You should not rely on these forward looking statements, which apply only as of the date of this prospectus. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by these factors.

                               ABOUT THE OFFERING

         We are registering the resale of our common stock by the selling stockholders. The selling stockholders and the specific number of shares that each of them may resell through this prospectus are listed on page 8. The shares offered for resale by this prospectus include the following:

         o 3,937,010 shares of common stock issuable upon the conversion of the outstanding shares of Series A preferred stock;

         o 3,937,008 shares of common stock issuable upon the conversion of the outstanding Series A notes;

         o 1,968,504 shares of common stock issuable upon the conversion of the outstanding Series B notes;

         o 5,178,807 shares of common stock that may be issued in lieu of interest on the Series A notes and the Series B notes; and

         o 506,250 shares of common stock issuable upon the exercise of outstanding warrants.

                              SELLING STOCKHOLDERS

SHARES ISSUABLE IN CONNECTION WITH THE RESTRUCTURING OF OUR SENIOR DEBT

         On April 14, 2004, we completed the restructuring of our senior subordinated promissory notes in the aggregate principal amount of $11.0 million, the "senior notes," pursuant to a restructuring and exchange agreement dated as of April 14, 2004, among us, the lenders and the investors.

         As part of the restructuring, the lenders exchanged $4.0 million aggregate principal amount of senior notes for an aggregate of 393,701 shares of our Series A preferred stock. The lenders exchanged the remaining $7.0 million aggregate principal amount of senior notes for an aggregate of $3.0 million principal amount of Series A notes and $4.0 million principal amount of Series B notes. The investors then purchased all of the Series A notes from the lenders for $3.0 million and an additional $1.0 million aggregate principal amount of Series A notes from us for $1.0 million.

         The holders of the Series A notes may convert the Series A notes, in whole or in part, into shares of common stock at any time prior to maturity. The number of shares of common stock into which the Series A notes are convertible shall equal the number determined by dividing the sum of the outstanding principal amount of the Series A notes to be converted plus the accrued but unpaid interest on such Series A notes by the conversion price. The initial conversion price for the Series A notes is $1.016, subject to adjustment in the event of a dividend on the common stock in shares of common stock or other securities immediately convertible into common stock, a stock split or a combination of shares of the common stock. The terms of the Series B notes are identical to those of the Series A notes except that the initial conversion price for the Series B notes if $2.032.

         Concurrent with the closing of the restructuring, we entered into a stockholders agreement and a registration rights agreement with the lenders and the investors. Under the stockholders agreement, neither we nor any of our subsidiaries will take any of the following actions without the written consent of the holders of a majority of the Series A preferred stock:

         o enter into any agreement to sell, or sell, all or substantially all of our assets;

         o enter into any agreement or take any action to effect a capital reorganization of CD&L or any consolidation or merger involving us and another entity;

         o enter into any agreement or take any action to liquidate or wind up the business or affairs of CD&L;

         o amend, alter or repeal any provision of, or add any provision to, our certificate of incorporation, any certificate of designations of our preferred stock or our bylaws if such action would adversely alter or change in any material respect the rights, preferences or privileges of the Series A preferred stock;

         o incur any additional indebtedness exceeding $5,000,000 in aggregate principal amount that is senior to the Series A notes or the Series B notes other than indebtedness existing as of the date of the stockholders agreement or replacement financing or refinancing of such existing debt;

         o enter into any agreement or take any action to make an acquisition, investment or divestiture exceeding $2,500,000;

         o enter into any agreement to issue or issue any additional shares of common stock, or securities convertible into or exercisable for shares of common stock, excluding shares issuable upon conversion of the Series A preferred stock or the Series A notes or the Series B notes, to any affiliate of CD&L without consideration or for a consideration per share less than the fair market value, as defined in the stockholders agreement, per share of the common stock; except that this restriction shall not apply to grants or issuances to our officers or directors pursuant to our existing or subsequently adopted stock option or other employee benefit plans; or

         o enter into any other transaction with any of our affiliates which is not on terms which would result from an arm's length transaction, except that this provision shall not apply to any employment-related or other compensatory arrangement between us and any of our affiliates in their capacities as our officers, directors, or employees.

We also granted to each of the lenders and the investors a right of first offer with respect to future sales for cash by us of shares of, or securities convertible into or exercisable for any shares of, any class of our capital stock to any person or entity other than one of our directly or indirectly, wholly-owned subsidiaries.

         Under the stockholders agreement we agreed to increase the number of members of our board of directors to 11 if the lenders as holders of the Series A preferred stock exercise their rights to elect two directors. The lenders and the investors agreed, whenever directors are to be elected, to vote all of the shares of our capital stock that they own in favor of the three representatives designated by the investors, who initially are Albert W. Van Ness, Jr., William
T. Brannan, and Michael Brooks, and in favor of two representatives designated by the lenders, should the lenders make such designation. The individuals so designated by the investors are referred to as the "investor directors," and the individuals so designated by the lenders are referred to as the "lender directors."

         If:

         o we repay any portion of the principal amount of the Series A notes held by the investors and if the Series A preferred stock has not been converted or redeemed by April 14, 2011; or

         o if we take any of the actions described above without obtaining the requisite approval of the holders of the Series A preferred stock,

then upon the occurrence of any of such actions or at the later of the date of the principal payment to the investors or April 14, 2011, the investors have agreed, in lieu of voting for the investor directors, to nominate and vote all of their shares of our capital stock in favor of the election of three additional individuals designated by the lenders as members of our board of directors.

         We entered into a registration rights agreement with such selling stockholders under the restructuring and exchange agreement pursuant to which we agreed to register the shares of common stock issuable to the holders of the Series A preferred stock, the Series A notes, the Series B notes, and the warrants. We are bearing the expenses of this registration.

         The Series A preferred stock, Series A notes and Series B notes issued to the lenders and the investors were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

SHARES ISSUABLE IN CONNECTION WITH OUTSTANDING WARRANTS HELD BY THE LENDERS

         We issued warrants to the lenders in January 1999 to purchase an aggregate of 506,250 shares of our common stock at a purchase price of $.001 per share. The warrants are exercisable at any time prior to expiration on January 29, 2009.

         We are now registering the shares of common stock underlying the warrants. We are bearing the expenses of this registration.

         The warrants were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

SELLING STOCKHOLDERS TABLE

         The following table identifies the selling stockholders and indicates:

         o the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates); and

         o the number of shares of our common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering, all as of June 30, 2005.

The number of shares in the column "Shares Being Offered" represents all the shares that a selling stockholder may offer under this prospectus and includes an estimate of the shares of common stock that may be issued upon conversion of the Series A notes and the Series B notes in lieu of accrued and unpaid interest. The estimate assumes that all of the Series A notes and Series B notes are converted at maturity and that all of the interest payable on the Series A notes and Series B notes through the term of the notes accrues through the maturity date and is then converted into shares of common stock. Based on these assumptions, an aggregate of 5,178,807 shares of common stock may be issued in respect of interest payable on the Series A notes and Series B notes through maturity.

         Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying convertible notes held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.


                                       NUMBER OF SHARES                                 SHARES BENEFICIALLY OWNED
                                         BENEFICIALLY                                       AFTER OFFERING(2)
                                         OWNED PRIOR          SHARES BEING         ----------------------------------
NAME OF SELLING STOCKHOLDER            TO OFFERING (1)           OFFERED               NUMBER             PERCENT
---------------------------          --------------------    ----------------      ---------------     --------------
BNP Paribas..........................       6,000,877(3)       6,000,877                    -                  *
Exeter Capital Partners IV, L.P......       1,500,145(4)       1,500,145                    -                  *
Exeter Venture Lenders L.P...........       1,500,145(5)       1,500,145                    -                  *
Albert W. Van Ness, Jr...............       2,021,269(6)         978,962            1,042,307                 10.2%
William T. Brannan...................       1,553,924(7)         978,962              574,962                  5.9%
Russell Reardon......................       1,430,700(8)         978,962              451,738                  4.6%
Michael Brooks.......................       1,634,378(9)         978,962              655,416                  6.7%
Matthew J. Morahan...................         701,833(10)        326,321              375,512                  4.0%
Mark Carlesimo.......................         399,410(11)        163,160              236,250                  2.5%
Vincent P. Brana.....................       1,053,962(12)        978,962               75,000                  *
Martin C. Galinsky...................         214,905(13)        163,160               51,745                  *
Peter Young..........................         163,160(14)        163,160                    -                  *
Jack McCorkell.......................         141,881(15)         81,580               60,301                  *
Curtis G. Hight......................         163,160(16)        163,160                    -                  *
J. Daniel Ayer.......................         188,869(17)        163,160               25,709                  *
Dominick Simone......................          85,581(18)         81,581                4,000                  *
Ralph M. Bahna.......................         326,320(19)        326,320                    -                  *

-------------------
* Less than 1%

(1) Assumes that the selling stockholders acquire no additional shares of common stock before completion of this offering.

(2) Assumes that all of the shares offered by the selling stockholders under this prospectus are sold.

(3) Includes (i) 2,624,670 shares of common stock issuable upon conversion of 262,467 shares of Series A preferred stock, (ii) up to 1,312,336 shares issuable upon conversion of $2,666,666.67 principal amount of Series B notes, (iii) up to 1,726,355 shares potentially issuable upon conversion of such Series B notes in respect of interest payable through maturity and (iv) 337,516 shares issuable upon exercise of warrants.

(4) Includes (i) 656,170 shares of common stock issuable upon conversion of 65,617 shares of Series A preferred stock, (ii) up to 328,084 shares issuable upon conversion of $666,666.67 principal amount of Series B notes, (iii) up to 431,524 shares potentially issuable upon conversion of such Series B notes in respect of interest payable through maturity and (iv) 84,367 shares issuable upon exercise of warrants.

(5) Includes (i) 656,170 shares of common stock issuable upon conversion of 65,617 shares of Series A preferred stock, (ii) up to 328,084 shares issuable upon conversion of $666,666.67 principal amount of Series B notes, (iii) up to 431,524 shares potentially issuable upon conversion of such Series B notes in respect of interest payable through maturity and (iv) 84,367 shares issuable upon exercise of warrants.

(6) Includes (i) up to 590,551 shares of common stock issuable upon conversion of $600,000 principal amount of Series A notes, (ii) up to 388,410 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 906,147 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005. Mr. Van Ness has been a member of our board of directors since 1995 and has served as our Chairman of the Board and Chief Executive Officer since 1997.

(7) Includes (i) up to 590,551 shares of common stock issuable upon conversion of $600,000 principal amount of Series A notes (ii) up to 388,410 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 461,166 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005. Mr. Brannan has been a member of our board of directors and has served as our President and Chief Operating Officer since November 1994.

(8) Includes (i) up to 590,551 shares of common stock issuable upon conversion of $600,000 principal amount of Series A notes, (ii) up to 388,410 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 377,500 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005. Mr. Reardon has served as our Vice President, Chief Financial Officer since November 1999.

(9) Includes (i) up to 590,551 shares of common stock issuable upon conversion of $600,000 principal amount of Series A notes, (ii) up to 388,410 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 403,461 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005. Mr. Brooks has been a member of our board of directors since December 1995 and has served as our Group Operations President since December 2000.

(10) Includes (i) up to 196,850 shares of common stock issuable upon conversion of $200,000 principal amount of Series A notes, (ii) up to 129,470 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 25,000 shares of common stock issuable upon the exercise of options issued pursuant to our Stock Option Plan for Independent Directors which are exercisable within 60 days of June 30, 2005. Mr. Morahan has been a member of our board of directors since 2000.

(11) Includes (i) up to 98,425 shares of common stock issuable upon conversion of $100,000 principal amount of Series A notes, (ii) up to 64,735 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 236,250 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005. Mr. Carlesimo has been our General Counsel and Secretary, since September 1997.

(12) Includes (i) up to 590,551 shares of common stock issuable upon conversion of $600,000 principal amount of Series A notes, (ii) up to 388,410 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity.

(13) Includes (i) up to 98,425 shares of common stock issuable upon conversion of $100,000 principal amount of Series A notes, (ii) up to 64,735 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 45,692 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005.

(14) Includes (i) up to 98,425 shares of common stock issuable upon conversion of $100,000 principal amount of Series A notes and (ii) up to 64,735 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity.

(15) Includes (i) up to 49,213 shares of common stock issuable upon conversion of $50,000 principal amount of Series A notes, (ii) up to 32,368 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 7,692 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005.

(16) Includes (i) up to 98,425 shares of common stock issuable upon conversion of $100,000 principal amount of Series A notes and (ii) up to 64,735 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity.

(17) Includes (i) up to 98,425 shares of common stock issuable upon conversion of $100,000 principal amount of Series A notes, (ii) up to 64,735 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 20,000 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005.

(18) Includes (i) up to 49,213 shares of common stock issuable upon conversion of $50,000 principal amount of Series A notes, (ii) up to 32,368 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity and (iii) 4,000 shares of common stock issuable upon the exercise of options issued pursuant to our Employee Stock Compensation Program which are exercisable within 60 days of June 30, 2005.

(19) Includes (i) up to 196,850 shares of common stock issuable upon conversion of $200,000 principal amount of Series A notes and (ii) up to 129,470 shares potentially issuable upon conversion of such Series A notes in respect of interest payable through maturity.

                                 USE OF PROCEEDS

           All net proceeds from the sale of the shares of common stock offered under this prospectus by the selling stockholders will go to the stockholder who offers and sells them. We will not receive any of the proceeds from the offering of the shares by the selling stockholders. A portion of the shares covered by this prospectus are issuable upon the exercise of the warrants. If the warrants are fully exercised, we will receive gross proceeds of $506.20. Such proceeds would be added to working capital and used for general corporate purposes.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.001 per share, of which 393,701 shares of preferred stock are designated as Series A preferred stock. At March 31, 2005, 9,385,678 shares of common stock were issued, of which 9,356,311 shares of common stock were outstanding and 29,367 shares were held in treasury. At March 31, 2005, 393,701 shares of Series A preferred stock were issued and outstanding.

COMMON STOCK

         Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors.

         Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as our board of directors may declare in its discretion out of funds legally available for that purpose. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision for all of our liabilities and any preferential liquidation rights of any preferred stock then outstanding. The common stock has no preemptive rights to purchase shares of our capital stock. Shares of common stock are not subject to redemption and are not convertible into or exchangeable for any other securities. All outstanding shares of common stock, including the shares of common stock that the selling stockholders are offering pursuant to this prospectus, are fully paid and nonassessable.

SERIES A PREFERRED STOCK

         On April 13, 2004, the board of directors approved the authorization and issuance of 393,701 shares of Series A preferred stock.

         The Series A preferred stock ranks senior to all of our other capital stock with respect to the payment of dividends. We may not declare or pay any dividend on the common stock, other than a dividend payable solely in shares of common stock, or any other capital stock unless we also pay a dividend on each share of Series A preferred stock equal to the product of the per share dividend to be paid on the junior securities multiplied by the number of shares of common stock into which such Series A preferred stock is convertible immediately prior to the dividend record date.

         In the event of a change in control of CD&L, each share of Series A Preferred Stock will be entitled to be paid, prior to any payment in respect of any of our other equity securities, an amount equal to $10.16 plus any accrued but unpaid dividends on the Series A preferred stock, subject to adjustment in the event of a stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting the Series A preferred stock. After we have made full payment to the holders of the Series A preferred stock, any remaining assets available for distribution will be paid to the holders of the common stock. For purposes of this section, a "change in control" means the occurrence of any of the following events:

         o the consummation of any consolidation or merger of CD&L in which we are not the surviving corporation or pursuant to which the common stock would be converted into cash, securities or other property, other than a merger in which the holders of the common stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger;

         o the consummation of any sale, lease, exchange or other transfer, in one or more related transactions, of all, or substantially all, of our assets, other than to one of our subsidiaries or affiliates;

         o approval by the stockholders of any plan or proposal for our liquidation or dissolution;

         o any action pursuant to which any person, corporation or other entity, other than the lenders and any person who owned more than 10% of the of the outstanding shares of common stock on April 14, 2004, us or any benefit plan sponsored by us or our subsidiaries, shall become the "beneficial owner," as defined in Rule 13d-3 under the Securities Exchange Act of 1934, directly or indirectly, of shares of capital stock entitled to vote generally for the election of directors representing 51% or more of the combined voting power of all of our then outstanding voting securities, calculated as provided in Rule 13d-3(d) in the case of rights to acquire any such securities, unless, prior to such person so becoming such a beneficial owner, our board of directors determines that such person so becoming such beneficial owner does not constitute a change in control; or

         o  the individuals:

            - who, at April 14, 2004, including the nominees of the holders of the Series A preferred stock, constitute the board of directors, which we refer to as the "original directors;"

            - who after April 14, 2004, are elected to the board of directors and whose election, or nomination for election, to the board was approved by a vote of at least two thirds of the original directors then still in office, which subsequently elected directors we refer to as the "additional original directors;" and

            - who after April 14, 2004, are elected to the board of directors and whose election or nomination for election to the board was approved by a vote of at least two thirds of the original directors and additional original directors then still in office, cease for any reason to constitute a majority of the members of the board of directors.

         Each share of Series A preferred stock is convertible at any time at the option of the holder into the number of shares of common stock derived by dividing the issue price of $10.16 by the conversion price then in effect, with fractional shares being rounded to the nearest full share. The initial conversion price is $1.016, subject to adjustment in the event of any subdivision, by stock split, stock dividend or otherwise, of the common stock or any combination of the common stock. Upon conversion, we will pay in cash to the holder of the Series A preferred stock being converted an amount equal to all accrued but unpaid dividends upon such Series A preferred stock, if any, to the date of conversion, without interest. If we issue to holders of common stock shares of capital stock, other than common stock, then provision must be made so that each holder of Series A preferred stock shall, upon conversion, have the right to receive an equal amount of capital stock as if the Series A preferred stock had been converted at the time the capital stock was issued.

         The Series A preferred stock does not have any voting rights except:

         o  as otherwise required by law;

         o as set forth in any agreement between us and the holders of the Series A preferred stock;

         o as provided in the certificate of designations for the Series A preferred stock;

         o or so long as at least 196,851 shares of Series A preferred stock are outstanding, subject to adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting the shares, the holders of Series A Preferred Stock, voting as a class, have the right to elect two members of the board of directors.

Each holder of Series A preferred stock is entitled to one vote for each share of Series A preferred stock on matters on which the holders of Series A preferred stock are entitled to vote.

         Concurrent with the closing of the restructuring, we entered into a stockholders agreement and a registration rights agreement with the lenders and the investors. Under the stockholders agreement, neither we nor any of our subsidiaries will take any of the following actions without the written consent of the holders of a majority of the Series A preferred stock:

         o enter into any agreement to sell or sell all or substantially all of our assets;

         o enter into any agreement or take any action to effect a capital reorganization of CD&L or any consolidation or merger involving us and another entity;

         o enter into any agreement or take any action to liquidate or wind up the business or affairs of CD&L;

         o amend, alter or repeal any provision of, or add any provision to, our certificate of incorporation, any certificate of designations of our preferred stock or our bylaws if such action would adversely alter or change in any material respect the rights, preferences or privileges of the Series A preferred stock;

         o incur any additional indebtedness exceeding $5,000,000 in aggregate principal amount that is senior to the Series A notes or the Series B notes other than indebtedness existing as of the date of the stockholders agreement or replacement financing or refinancing of such existing debt;

         o enter into any agreement or take any action to make an acquisition, investment or divestiture exceeding $2,500,000;

         o enter into any agreement to issue or issue any additional shares of common stock, or securities convertible into or exercisable for shares of common stock, excluding shares issuable upon conversion of the Series A preferred stock or the Series A notes or the Series B notes, to any affiliate of CD&L without consideration or for a consideration per share less than the fair market value, as defined in the stockholders agreement, per share of the common stock; except that this restriction shall not apply to grants or issuances to our officers or directors pursuant to our existing or subsequently adopted stock option or other employee benefit plans; or

         o enter into any other transaction with any of its affiliates which is not on terms which would result from an arm's length transaction, except that this provision shall not apply to any employment-related or other compensatory arrangement between us and any of our affiliates in their capacities as our officers, directors, or employees.

         Subject to our ability to effect a redemption under Delaware law, we have the right, upon not less than 30 days' notice, to redeem all or any portion of the outstanding Series A preferred stock at the redemption price of $10.16 per share.

UNDESIGNATED PREFERRED STOCK

         The board of directors has the authority, without action by the stockholders, to designate and issue the remaining shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any of the remaining shares of preferred stock upon the rights of the holders of the common stock until the board of directors determines the specific rights of the holders of such shares. However, the effects might include restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and hindering or preventing a change of our control without further action by the stockholders, thereby protecting management.

SERIES A NOTES

         In April 2004, we issued an aggregate of $4.0 million principal amount of Series A notes, all of which is outstanding. The Series A notes mature on April 14, 2011, and bear interest at the rate of:

         o 9% per year from April 14, 2004, the issue date, until April 14, 2006;

         o  10.5% per year from April 14, 2006, until April 14, 2008; and

         o  12% per year from April 14, 2008, until maturity.

Payments on the Series A notes are due quarterly. The Series A notes are subordinated in right of payment to our indebtedness under our revolving credit facility.

         The holders of the Series A notes may convert the Series A notes, in whole or in part, into shares of common stock at any time prior to maturity. The number of shares of common stock into which the Series A notes are convertible shall equal the number determined by dividing the sum of the outstanding principal amount of the Series A notes to be converted plus the accrued but unpaid interest on such Series A notes by the conversion price. The initial conversion price for the Series A notes is $1.016, subject to adjustment in the event of a dividend on the common stock in shares of common stock or other securities immediately convertible into common stock, a stock split or a combination of shares of the common stock. The holders of the Series A notes shall have the right to convert the Series A notes into common stock upon a change in control. For purposes of the Series A notes the term "change in control" has the same meaning as it does for purposes of the Series A preferred stock.

SERIES B NOTES

         In April 2004, we issued an aggregate of $4.0 million principal amount of Series B notes, all of which is outstanding. The terms of the Series B notes are identical to those of the Series A notes except that the initial conversion price of the Series B notes is $2.032.

STOCKHOLDER PROTECTION RIGHTS PLAN

         On December 27, 1999, the board of directors announced the declaration of a dividend payable January 7, 2000, of one right for each outstanding share of common stock held of record at the close of business on January 6, 2000, the record time, or issued after that date and prior to the separation time and after that date under options and convertible securities outstanding at the separation time. The rights were issued pursuant to a stockholder protection rights agreement, dated as of December 27, 1999, between us and American Stock Transfer & Trust Company, as rights agent. Each right entitles its registered holder to purchase from us after the separation time, one one-hundredth of a share of participating preferred stock, par value $0.01 per share, for $27.00, subject to adjustment.

         The rights will be evidenced by the common stock certificates until the close of business on the earlier of (either, the "separation time"):

         o the tenth business day, or such later date as the board of directors may from time to time fix by resolution adopted prior to the separation time that would otherwise have occurred, after the date on which any person commences a tender or exchange offer which, if consummated, would result in the person's becoming an acquiring person; and

         o the first date or such later date as the board of directors may from time to time fix, the "flip-in date," of public announcement by us or any person that the person has become an acquiring Person, which date of public announcement we refer to as the "stock acquisition date;"

provided that if the foregoing results in the separation time being prior to the record time, the separation time shall be the record time; and provided further that if a tender or exchange offer referred to above is canceled, terminated or otherwise withdrawn prior to the separation time without the purchase of any shares of stock pursuant to the offer, the offer will deemed not to have been made. For purposes of the rights agreement, an "acquiring person" is any person having beneficial ownership of 15% or more of the outstanding shares of common stock, which term shall not include:

         o us, any of our wholly-owned subsidiaries or any of our employee stock ownership or other employee benefit plans;

         o any person who is the beneficial owner of 15% or more of the outstanding common stock on December 27, 1999, or who becomes the beneficial owner of 15% or more of the outstanding common stock solely as a result of our acquisition of common stock, until the time that the person acquires additional common stock, other than through a dividend or stock split;

         o any person who becomes the beneficial owner of 15% or more of the outstanding common stock without any plan or intent to seek or affect control of us if the person promptly divests sufficient securities such that such 15% or greater beneficial ownership ceases, or

         o any person who beneficially owns shares of common stock consisting solely of:

            - shares acquired pursuant to the grant or exercise of an option granted by us in connection with an agreement to merge with, or acquire, us entered into prior to a flip-in date;

            - shares owned by such person and its affiliates and associates at the time of such grant; and

            - shares, amounting to less than 1% of the outstanding common stock, acquired by affiliates and associates of such person after the time of such grant.

The rights agreement provides that, until the separation time, the rights will be transferred only with the common stock. Common stock certificates issued after the record time, but prior to the separation time, shall evidence one right for each share of common stock represented by the certificates and shall contain a legend incorporating by reference the terms of the rights agreement, as amended from time to time. Notwithstanding the absence of the legend, a certificate evidencing shares of common stock outstanding at the record time shall also evidence one right for each share of common stock evidenced by the certificate. Promptly following the separation time, separate certificates evidencing the rights, the rights certificates, will be mailed to holders of record of common stock at the separation time.

         For purposes of the rights agreement, a person generally will be deemed the "beneficial owner," and to have "beneficial ownership" of, and to "beneficially own," any securities as to which the person or any of the person's affiliates or associates is or may be deemed to be the beneficial owner of under Rule 13d-3 and 13d-5 under the Exchange Act, as in effect on December 27, 1999, as well as any securities as to which the person or any of the person's affiliates or associates has the right to become the beneficial owner of, whether the right is exercisable immediately or only after the passage of time or the occurrence of conditions, under any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, other than the rights to purchase the participating preferred stock, warrants or options, or otherwise.

         The rights will not be exercisable until the business day following the separation time. The rights will expire on the earliest of:

            o  the exchange time;

            o  the close of business on January 7, 2010;

            o  the date on which the rights are redeemed as described below; and

            o upon the merger of us into another corporation pursuant to an agreement entered into prior to a stock acquisition date,

in any such case, the expiration time.

         The exercise price and the number of rights outstanding, or in certain circumstances the securities purchasable upon exercise of the rights, are subject to adjustment from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for common stock.

         In the event that prior to the expiration time a flip-in date occurs, we will take such action as shall be necessary to ensure and provide that each right, other than rights beneficially owned by the acquiring person or any affiliate or associate thereof, which rights shall become void, shall constitute the right to purchase from us, upon the exercise thereof in accordance with the terms of the rights agreement, that number of shares of common stock having an aggregate market price, on the stock acquisition date that gave rise to the flip-in date, equal to twice the exercise price for an amount in cash equal to the then current exercise price. The board of directors may, at its option, at any time after a flip-in date and prior to the time that an acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of common stock, elect to exchange all, but not less than all, of the then outstanding rights, other than rights beneficially owned by the acquiring person or any affiliate or associate thereof, which rights become void, for shares of common stock at an exchange ratio of one share of common stock per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the separation time. Immediately upon such action by the board of directors, the exchange time, the right to exercise the rights will terminate and each right will then represent only the right to receive a number of shares of common stock equal to the exchange ratio.

         For purposes of the rights agreement, the "market price" per share of any securities on any date generally means the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the date.

         Whenever we become obligated, as described in the preceding paragraph, to issue shares of common stock upon exercise of or in exchange for rights, we, at our option, may substitute for the shares of common stock shares of participating preferred stock, at a ratio of one one-hundredth of a share of participating preferred stock for each share of common stock so issuable.

         In the event that prior to the expiration time we enter into, consummate or permit to occur a transaction or series of transactions after the time an acquiring person has become such in which, directly or indirectly:

         o we shall consolidate or merge or participate in a binding share exchange with any other person if, at the time of the consolidation, merger or share exchange or at the time we enter into an agreement with respect to the consolidation, merger or share exchange, the acquiring person controls the board of directors and:

            - any term of or arrangement concerning the treatment of shares of capital stock in the merger, consolidation or share exchange relating to the acquiring person is not identical to the terms and arrangements relating to other holders of common stock; or

            - the person with whom such transaction or series of transactions occurs is the acquiring person or an affiliate or associate thereof, or

         o we shall sell or otherwise transfer, or one or more of our subsidiaries shall sell or otherwise transfer, assets:

            - aggregating more than 50% of the assets (measured by either book value or fair market value); or

            - generating more than 50% of our operating income or cash flow, of us and our subsidiaries, taken as a whole,

            to any other person, other than us or one or more of our wholly owned subsidiaries, or to two or more such persons which are affiliated or otherwise acting in concert, if, at the time of the sale or transfer of assets or at the time we, or any of our subsidiaries, enter into an agreement with respect to the sale or transfer, the acquiring person controls the board of directors, a "flip-over transaction or event,"

         we shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such flip-over transaction or event until it shall have entered into a supplemental agreement with the person engaging in the flip-over transaction or event or the parent corporation thereof, the "flip-over entity", for the benefit of the holders of the rights, providing, that upon consummation or occurrence of the flip-over transaction or event:

         o each right shall thereafter constitute the right to purchase from the flip-over entity, upon exercise thereof in accordance with the terms of the rights agreement, that number of shares of common stock of the flip-over entity having an aggregate market price on the date of consummation or occurrence of such flip-over transaction or event equal to twice the exercise price for an amount in cash equal to the then current exercise price; and

         o the flip-over entity shall thereafter be liable for, and shall assume, by virtue of such flip-over transaction or event and such supplemental agreement, all of our obligations and duties under the rights agreement.

For purposes of the foregoing description, the term "acquiring person" shall include any acquiring person and its affiliates and associates counted together as a single person.

         On April 14, 2004, in connection with the restructuring of our senior notes, the board of directors amended the definition of "acquiring person" for purposes of the rights agreement to provide that none of the lenders and the investors, including members of our management who purchased the Series A notes as part of the restructuring, nor any affiliate of any of the lenders or the investors, shall be deemed to be an acquiring person within the meaning of the rights agreement:

         o on account of CD&L and any of the lenders or investors, or any affiliate of any of the lenders or investors, entering into any of the documents relating to the restructuring of the senior notes or exercising any subscription rights,

         o as a result of the consummation of any of the transactions contemplated under the documents relating to the restructuring of the senior notes or the conversion, exercise or exchange of any of our securities:

            -  held by any lender or investor as of April 14, 2004, or

            - issued to the lenders or investors pursuant to the documents relating to the restructuring and,

            in the case of any such conversion, exercise or exchange, in accordance with the terms of such securities, or

         o as a result of any additional acquisition of our securities by any of the lenders or investors provided that no such additional acquisition by any of the lenders or investors shall result in such lender or investor being the beneficial owner of 30% or more of the outstanding shares of common stock.

The amendment also provided generally that, neither a "stock acquisition date," "flip-in date," nor "flip-over transaction or event," as defined in the rights agreement, shall occur upon:

         o the execution of any of the documents relating to the restructuring by the parties thereto,

         o the commencement on September 1, 2004, of the rights offering which granted holders of our common stock, stock options and certain convertible notes as of August 31, 2004, the right to subscribe for one share of common stock for every four shares of common stock that they held or were entitled to receive upon the exercise of options or the conversion of notes, which we refer to as the "September 2004 rights offering,"

         o the exercise of subscription rights by any of the lenders or investors in the September 2004 rights offering,

         o the consummation of any of the transactions contemplated under the documents relating to the restructuring, including any conversion, exercise or exchange by any of the lenders or investors of any of the securities issued to such lender or investor pursuant to such documents, which conversion, exercise or exchange is in accordance with the terms of such security,

         o any conversion, exercise or exchange by any of the lenders or investors of any of our securities held by such lender or investor as of April 14, 2004, in accordance with the terms of such security, or

         o any additional acquisition of our securities by any of the lenders or investors provided that no such additional acquisition by any of the lenders or investors shall result in such lender or investor being the beneficial owner of 30% or more of the outstanding shares of common stock.

         The board of directors may, at its option, at any time prior to the flip-in date, redeem all, but not less than all, of the then outstanding rights at a price of $.01 per right, the redemption price, as provided in the rights agreement. Immediately upon the board of directors' election to redeem the rights, without any further action or notice, the rights will no longer be exercisable, and each right will represent only the right to receive the redemption price in cash.

         The holders of rights will, solely by reason of their ownership of rights, have no rights as stockholders, including, without limitation, the right to vote or receive dividends.

         The rights do not prevent a takeover of us. However, the rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the rights are first redeemed by the board of directors. Nevertheless, the rights should not interfere with a transaction that is in our best interests and those of our stockholders because the rights can be redeemed on or prior to the flip-in date, before the consummation of the transaction.

         As long as the rights are attached to the common stock, we will issue one right with each new share of common stock so that all such shares will have rights attached.

DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND STOCKHOLDER AGREEMENTS

         Delaware law and our certificate of incorporation, bylaws and agreements with our stockholders could make it more difficult for another person to acquire us and to remove incumbent directors and officers. Some of these provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that protecting our ability to negotiate with the proponent of an unfriendly or unsolicited takeover proposal outweighs the disadvantages of discouraging a takeover proposal because negotiation of a proposal could result in an improvement of its terms.

         Section 203 of the Delaware General Corporation Law. We are subject to
Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a for a period of three years following the date the person became an interested stockholder. Section 203 generally does not apply if the business combination or the transaction in which the person became an interested stockholder is approved in advance. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, with affiliates and associates, owns or, within three years before the determination of interested stockholder status, did own 15% or more of a corporation's voting stock. Section 203 may delay or prevent a change in control of us without further action by the stockholders.

         On April 13, 2004, the board of directors approved the lenders and the investors' acquisition of our securities as part of the restructuring of our senior notes, their acquisition of our securities in the September 2004 rights offering, as well as the acquisition by any of them of any other of our securities, provided that such acquisition of additional securities does not result in such lender or investor owning more than 30% of our then outstanding voting stock. As a result, these completed and potential future acquisitions of securities did not and will not trigger the prohibitions of Section 203.

         Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws:

         o establish a classified board of directors in which only a portion of the total number of directors will be elected at each annual meeting of stockholders;

         o authorize the board of directors to issue preferred stock without stockholder approval;

         o  prohibit cumulative voting in the election of directors;

         o  limit the persons who may call special meetings of the stockholders;

         o  prohibit stockholder action by written consent; and

         o establish advance notice requirements for nominations for the election of directors and for proposing matters that can be acted on by stockholders at stockholder meetings.

These provisions may discourage or delay a hostile takeover of us or changes in our control or management.

         Stockholders Agreement. In connection with the restructuring of our senior notes, we entered into a stockholders agreement with the lenders and the investors. As noted above, under "--Series A Preferred Stock," we agreed not to enter into a number of significant transactions without first obtaining the written consent of the holders of a majority of the Series A preferred stock. Without such consent, a potential acquisition of us, including one which our board of directors or the other stockholders otherwise were in favor of, could be prevented from occurring.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, and its address is 59 Maiden Lane, Plaza Level, New York, New York 10038.

                              PLAN OF DISTRIBUTION

         The selling stockholders, which as used herein includes donees, pledgees, assignees and successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell any or all of their shares of common stock or interests in shares of common stock on the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are then traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o  privately negotiated transactions;

         o  short sales;

         o through the writing or settlement of option or other hedging transactions, whether through an options exchange or otherwise;

         o an agreement with broker-dealers to sell a specified number of such shares at a stipulated price per share;

         o  a combination of any such methods of sale; and

         o  any other method permitted pursuant to applicable law.

         The selling stockholders may enter into hedging transactions with third parties, which may in turn engage in short sales of the common stock into which the Series A notes and Series B notes are convertible or the warrants are exercisable in the course of hedging the positions they assume. The selling stockholders may also enter into short positions or options or other derivative transactions relating to the common stock into which the Series A notes and Series B notes are convertible or the warrants are exercisable, or interests in the common stock, and deliver the common stock, or interests in the common stock, to close out their short, option or other positions or otherwise settle short sales or options or other derivative transactions, or loan or pledge the common stock into which the debentures are convertible or warrants are exercisable, or interests in the common stock, to third parties that in turn may dispose of these securities.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. These commissions and discounts may exceed what is customary in the types of transactions involved.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have advised us that they have acquired their securities in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder.

         We are required to pay all fees and expenses incident to the registration of the shares, including the fees and disbursements of one special counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         The selling stockholders are subject to applicable provisions of the Exchange Act and the Commission's rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         In order to comply with certain states' securities laws, if applicable, the selling stockholders may sell the shares in those jurisdictions only through registered or licensed brokers or dealers. In certain states the selling stockholders may not sell the shares unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                            VALIDITY OF COMMON STOCK

         The legality of the common stock offered hereby will be passed upon by the law firm of Lowenstein Sandler PC, Roseland, New Jersey.

                                     EXPERTS

         The consolidated financial statements of CD&L, Inc. as of December 31, 2004, and for the year then ended, and the related financial statement schedule incorporated in this prospectus by reference from CD&L's Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by J.H. Cohn LLP, an independent registered public accounting firm, as stated in their report, which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements as of December 31, 2003, and for the years ended December 31, 2003 and 2002 and the related financial statement schedule for each of the years ended December 31, 2003 and 2002 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements, and other information with the Securities and Exchange Commission, or SEC, as required by the Securities Exchange Act of 1934. You may read and copy the reports, proxy statements and other information that we have filed at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on operation of the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file information electronically with the SEC, including CD&L. Our common stock is listed on the American Stock Exchange. These reports, proxy statements and other information can also be read and copied at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

         This prospectus is part of a registration statement filed with the SEC. This prospectus does not contain all the information contained in the registration statement. The full registration statement can be obtained from the SEC. This prospectus contains a general description of our company and the securities being offered for sale. You should read this prospectus together with the additional information incorporated by reference. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the common stock. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or documents. The registration statement and the exhibits are available at the Securities and Exchange Commission's public reference room or through its website.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate by reference into this prospectus information that we have filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is complete:

         o our annual report on Form 10-K for the year ended December 31, 2004, filed on April 15, 2005;

         o our quarterly report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005

         o our proxy statement for our 2005 annual meeting of stockholders filed on April 28, 2005

         o the description of our common stock contained in our registration statement on Form 8-A, filed on February 9, 1999, including all amendments and reports filed for the purpose of updating such description; and

         o all of our filings pursuant to the Securities Exchange Act of 1934 made after the date of the original filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement.

         You can request a copy of any document incorporated by reference into this prospectus, at no cost, by writing or telephoning us at the following address:


                                   CD&L, Inc.
                               Investor Relations
                                80 Wesley Street
                       South Hackensack, New Jersey 07606
                            Telephone: (201) 487-7740

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses in connection with the registration of the shares of common stock covered by the prospectus are set forth in the following table. All amounts except the registration fee are estimated:


        Securities and Exchange Commission registration fee         $3,198
        Printing and engraving expenses                              5,000
        Accounting fees and expenses                                20,000
        Legal fees and expenses                                     30,000
        Miscellaneous
                                                                        --
                                                                  ---------
              Total
                                                                 $  58,198
                                                                 =========

Item 15.  Indemnification of Directors and Officers.

         Under Section 145 of the Delaware General Corporation Law, or DGCL, a Delaware corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and settlements in nonderivative suits, actually and reasonably incurred by them in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL, however, provides that such person must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in the case of a criminal action, such person must have had no reasonable cause to believe that his or her conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person has been adjudged liable to the corporation unless the Court of Chancery or the court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification and advancement of expenses through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors, officers, employees and agents. Indemnification of directors and officers is mandatory to the extent a claim, issue or matter has been successfully defended on the merits or otherwise.

         Article Seventh of our Second Restated Certificate of Incorporation provides that we shall, to the fullest extent permitted by law, indemnify each person (including the heirs, executors, administrators and other personal representatives of such person) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with any threatened, pending or actual suit, action or proceeding (whether civil, criminal, administrative or investigative in nature or otherwise) in which such person may be involved by reason of the fact that such person is or was one of our directors or officers or is serving any other incorporated or unincorporated enterprise in any of such capacities at our request.

         Article Eighth of our Second Restated Certificate of Incorporation also contains a provision limiting the personal liability of our directors to us and our stockholders the fullest extent permitted or authorized by the DGCL. Under the DGCL, such provision would not limit liability of a director for (i) breach of the director's duty of loyalty (i.e., a director's duty to refrain from self-dealing in relation to the Company), (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (iv) any transactions from which the director derives an improper benefit. This provision may have no effect on liability for violations of the federal securities laws.

Item 16.  Exhibits.


Exhibit
Number   Description
------   -----------

5.1      Opinion of Lowenstein Sandler PC.

23.1     Consent of J.H. Cohn LLP.

23.2     Consent of Deloitte & Touche LLP.

23.3     Consent of Lowenstein Sandler PC (included in Exhibit 5.1).

24.1     Powers of Attorney (see page II-4 of this Form S-3).



Item 17.  Undertakings.

     (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs a(1)(i) and a(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the

     Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Hackensack, State of New Jersey, on August 2, 2005.


                                     CD&L, INC.


                                     By: \s\ Albert W. Van Ness, Jr.
                                         ---------------------------
                                          Albert W. Van Ness, Jr.,
                                         Chairman of the Board and
                                          Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Albert W. Van Ness, Jr. and Russell J. Reardon, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                 Signature                                      Title                              Date
                 ---------                                      -----                              ----

\s\ Albert W. Van Ness, Jr.                   Chairman of the Board,                          August 2, 2005
---------------------------
Albert W. Van Ness, Jr.                       Chief Executive Officer and
                                              Director (Principal Executive Officer)

\s\ William T. Brannan                        President, Chief Operating Officer and          August 2, 2005
---------------------------
William T. Brannan                            Director

\s\ Russell J. Reardon                        Vice President, Chief Financial Officer         August 2, 2005
-----------------------------
Russell J. Reardon                            (Principal Financial and Accounting
                                              Officer)

\s\ Michael Brooks                            Group Operations President and Director         August 2, 2005
----------------------------
Michael Brooks

\s\ Thomas E. Durkin, III                     Director                                        August 2, 2005
--------------------------
Thomas E. Durkin, III

\s\ Jon F. Hanson                             Director                                        August 2, 2005
-------------------------------
Jon F. Hanson

\s\ Marilu Marshall                           Director                                        August 2, 2005
-----------------------------
Marilu Marshall

\s\ Matthew Morahan                           Director                                        August 2, 2005
--------------------------
Matthew Morahan

\s\ John A. Simourian                         Director                                        August 2, 2005
---------------------------
John A. Simourian

\s\ John S. Wehrle                            Director                                        August 2, 2005
------------------------------
John S. Wehrle

                                INDEX TO EXHIBITS

Exhibit
Number                         Description
------                         -----------

5.1            Opinion of Lowenstein Sandler PC.

23.1           Consent of J.H. Cohn LLP.

23.2           Consent of Deloitte & Touche LLP.

23.3           Consent of Lowenstein Sandler PC (included in Exhibit 5.1).

24.1           Powers of Attorney (see page II-4 of this Form S-3).